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Exhibit 2

                         [Decade Companies Letterhead]


November 19, 1996

Re:      Decade Companies Income Properties Tender Offer

Dear Limited Partners:

         This letter is written in response to correspondence dated November 12, 1996 which you may have received recently from Arnold Leas. Since Mr. Leas mailed his letter we have had several calls from investors and feel it is important to clear up the confusion his letter may have caused. This letter is designed to answer some of the questions that limited partners have commonly asked of the Partnership Manager.

         Mr. Leas is not an employee of Decade Companies, DCIP or any of its affiliates and, in fact, is an ex-employee. Mr. Leas recommends in his letter that limited partners not tender their Interests to DCIP. He also states that he will ask that the limited partners replace the General Partner with Mr. Leas' management company.

         Mr. Leas' recommendations reflect his personal interests. We believe that each of the partners should evaluate his or her own interests. In fact, Mr. Leas' solicitation contains a number of significant misstatements of material facts and also omits to include a number of material facts as to which we are pursuing appropriate action.

         We ask that you review the offer to purchase you have received as well as our past supplemental letters and make your own decision. Neither DCIP nor its general partner makes any recommendation to any limited partner as to whether to tender or refrain from tendering Interests.

         Please be reminded that the tender offer is voluntary and limited partners are not required to tender their Interests to the partnership. As set forth in the offer to purchase, the tender offer was designed to provide liquidity for those limited partners who wished to liquidate their investment at this time.

         If you have any questions regarding any aspect of your investment with the partnership, please contact me at your earliest convenience at 414-792-9200. Thank you.

                                        Very truly yours,

                                        /s/ Michael G. Sweet

                                        Michael G. Sweet
                                        Partnership Manager